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Exhibit 99(b)

ORIENT-EXPRESS HOTELS LTD.

Item 1—Business from 2002 Form 10-K Report
(File 1-16017)

ORIENT-EXPRESS HOTELS LTD.

Hotels and Restaurants

1. Hotel Cipriani & Palazzo Vendramin ~ Venice, Italy
2. Hotel Splendido & Splendido Mare ~ Portofino, Italy
3. Villa San Michele ~ Florence, Italy
4. Hotel Caruso ~ Ravello, Italy
5. La Residencia ~ Deià, Spain
6. Hôtel de la Cité ~ Carcassonne, France
7. Lapa Palace ~ Lisbon, Portugal
8. Hotel Quinta do Lago ~ Algarve, Portugal
9. Reid's Palace ~ Madeira, Portugal
10. Harry's Bar ~ London, UK
11. Le Manoir aux Quat'Saisons ~ Oxfordshire, UK
12. Le Petit Blanc Restaurants ~ UK
13. '21' Club ~ New York, NY, USA
14. The Inn at Perry Cabin ~ St Michaels, MD, USA
15. Keswick Hall ~ Charlottesville, VA, USA
16. Charleston Place ~ Charleston, SC, USA
17. Windsor Court Hotel ~ New Orleans, LA, USA
18. Maroma Resort and Spa ~ Riviera Maya, Mexico
19. La Samanna ~ St. Martin, French West Indies
20. Miraflores Park Hotel ~ Lima, Peru
21. Hotel Monasterio ~ Cuzco, Peru
22. Machu Picchu Sanctuary Lodge ~ Machu Picchu, Peru
23. Copacabana Palace ~ Rio de Janeiro, Brazil
24. La Cabaña ~ Buenos Aires, Argentina
25. Mount Nelson Hotel ~ Cape Town, South Africa
26. The Westcliff ~ Johannesburg, South Africa
27. Orient-Express Safaris ~ Botswana
28. Lilianfels Blue Mountains ~ Katoomba, NSW, Australia
29. The Observatory Hotel ~ Sydney, Australia
30. Bora Bora Lagoon Resort ~ Tahiti, French Polynesia

Trains and Cruiseship

31. Venice Simplon-Orient-Express ~ Europe
32. British Pullman ~ UK
33. Northern Belle ~ UK
34. Road to Mandalay ~ Myanmar
35. Eastern & Oriental Express ~ South East Asia
36. Great South Pacific Express ~ Australia
37. PeruRail ~ Peru

ITEM 1. Business

        Orient-Express Hotels Ltd. (the "Company" and, together with its subsidiaries, "OEH") is a hotel and leisure group focused on the luxury end of the leisure market. It currently owns and/or operates 30 highly individual deluxe hotels worldwide, four restaurants (one of which is a local group of four outlets), six tourist trains and a river cruiseship. OEH acquires only very distinctive properties in areas of outstanding cultural, historic or recreational interest in order to provide luxury lifestyle experiences for the elite traveler.

        The locations of OEH's various properties are shown in the map above, numbering 37 because the Hotel Cipriani and Palazzo Vendramin are both in Venice, the Hotel Splendido and Splendido Mare are both in Portofino, and three separate safari lodges operate as a unit in Botswana. These seven properties bring the total to 41.

        Hotels and restaurants represent the largest segment of OEH's business, contributing 84% of revenue in 2002. Tourist trains and cruises accounted for the remaining 16%. OEH's worldwide portfolio of hotels currently consists of 2,942 individual guest rooms and multiple-room suites, each known as a "key". Those owned in 2002 achieved an average daily room rate ("ADR") of $286 and a revenue per available room ("REVPAR") of $168. Approximately two-thirds of OEH's customers are leisure travelers, with approximately 51% of guests in 2002 originating from the United States, 34% from Europe and the remaining 15% from elsewhere in the world.

        Revenue, operating earnings and identifiable assets of OEH in 2000, 2001 and 2002 for its business segments and geographic areas are presented in Note 14 to the Financial Statements (Item 8 below).

        At the present time, Sea Containers Ltd. owns a 47% equity interest in OEH. See "OEH's Relationship with Sea Containers Ltd." below.

Owned Hotels—Europe

  Italy

        The Hotel Cipriani and Palazzo Vendramin—103 keys—in Venice were built for the most part in the 1950s and are located on three acres on Giudecca Island opposite the Piazza San Marco. Most of the rooms have views over the Venetian lagoon. Features include fine cuisine in three indoor and outdoor restaurants, gardens and terraces encompassing an Olympic-sized swimming pool, a tennis court and a private boat service to the Piazza San Marco. OEH has added rooms to these properties over the years often by combining smaller rooms into suites. OEH acquired in 2000 a building adjacent to the hotel, which provides banquet and meeting rooms and frees up space in the main hotel to add seven keys, one of which (a large deluxe suite) was completed in 2002.

        The Hotel Splendido and Splendido Mare—82 keys—overlook picturesque Portofino harbor on the Italian Riviera. Set on four acres, the main hotel was built in 1901 and is surrounded by gardens and terraces which include a swimming pool and tennis court. There are two open-air and enclosed restaurants as well as banquet/meeting rooms, and a shuttle bus links the two parts of the resort. OEH acquired the Splendido Mare during 2001, having previously operated it under a long-term lease.

        The Villa San Michele—45 keys—is located in Fiesole, a short distance from Florence. Originally built as a monastery in the 15th century with a façade attributed to Michelangelo, it has stunning views over historic Florence and the Arno River Valley. OEH has remodelled and expanded the guest accommodation to luxury standards, including the addition of a swimming pool. A shuttle bus service is provided into Florence. The property occupies ten acres, OEH added eight new keys in 2002 and has plans to add a further two keys.

        These Italian properties are seasonal and close for varying periods during the winter.

        OEH is redeveloping the Hotel Caruso in Ravello on three hill-top acres overlooking the Amalfi coast near Naples. Parts of the property date back to the 11th century. OEH has received business grants from the European Union to help with this redevelopment. With ongoing delays in obtaining local government planning permits, however, management does not expect to re-open the hotel until 2004.

  Portugal

        Reid's Palace Hotel—164 keys—is the most famous hotel on the island of Madeira and has been substantially refurbished by OEH in recent years. This resort is situated on ten acres of semitropical gardens on a cliff top above the sea and the bay of Funchal, the main port city. Opened in 1891, the hotel has four restaurants and conference facilities. Leisure and sports amenities include two swimming pools, a third tide-filled pool, tennis courts, ocean water sports and access to two championship golf courses. It is particularly well known in the British and German leisure markets and has year round appeal, serving both winter escapes to the sun and regular summer holidays. OEH is working on plans to build a new spa and conference center at the hotel.

        The Hotel Quinta do Lago—141 keys—is located near Faro in the Algarve region, an area well known as a premier European golf destination and also popular for more traditional summer holidays because the Rio Formosa National Park and Atlantic Ocean beaches are within walking distance. Opened in 1988, the hotel occupies eight acres and features ocean views, two restaurants, a health club, indoor and outdoor swimming pools, tennis courts and extensive gardens as well as access to nearby championship golf courses. OEH is planning to add a 20-key extension to the property.

        The Lapa Palace Hotel—109 keys—is in the embassy district of Lisbon, near the city center and overlooking the Tagus River. The main part of the hotel was originally built in the 1870s as the palace of a Portuguese noble family. It opened as a luxury hotel in 1992 after extensive conversion and expansion, including the addition of conference facilities and underground car parking. The hotel is set amid gardens with ornamental fountains and both indoor and outdoor swimming pools, occupying a total of three acres. Fifteen new keys were recently added. OEH owns an adjoining parcel of land suitable for further development and has applied for planning permission to add 50 more keys.

  Elsewhere in Europe

        Hôtel de la Cité—61 keys—is located in Carcassonne, France about an hour's drive from Toulouse. This beautiful walled medieval town is a popular tourist destination. The hotel is situated on the square of Basilica Saint-Nazaire, the town's main architectural attraction, and incorporates one of the 50 watch towers in Carcassonne's ancient fortifications. Opened in 1909, it features two restaurants, gardens, a swimming pool and a nearby conference center, altogether occupying two acres. OEH recently completed extensive refurbishment work to upgrade the property and reposition it in the higher end of the hotel market. During 2002, one of the restaurants was awarded one star for fine dining by the influential Michelin Guide. The hotel also owns and operates for guests on day excursions a canal barge on the Canal du Midi.

        In February 2002, OEH acquired La Residencia—62 keys—located in the charming village of Deià on the rugged northwest coast of the island of Mallorca, Spain in the Mediterranean. Mallorca is a popular European tourist destination throughout the year. The core of La Residencia was created from two adjoining 16th and 17th century country houses set on a hillside site of 30 acres. The hotel features three restaurants including the gourmet El Olivio, one of the foremost on the island, as well as two large outdoor swimming pools, two tennis courts and a spa with an indoor pool. OEH is planning to start refurbishing rooms and adding up to 20 keys in 2003 and 2004.

        Also in February 2002, OEH acquired Le Manoir aux Quat' Saisons—32 keys—in Oxfordshire, England about an hour's drive west of London. The main part of the hotel is a 16th century manor house set in 27 acres of gardens. The property was developed by Raymond Blanc, one of Britain's most famous chefs, and the hotel's restaurant has two stars in the Michelin Guide, placing it among the best in the British Isles. Mr. Blanc has given a long-term commitment to remain the chef at the hotel.

Owned Hotels—North America

  United States

        The Windsor Court—324 keys—opened in 1984 and is located in the central business district of New Orleans near the French Quarter and the Mississippi riverfront. Harrah's operates the only land-based casino in Louisiana across the street from the hotel. Each room has panoramic views over the river or the city. Facilities include three restaurants and lounges, a roof-top ballroom, several other banquet and meeting rooms, an outdoor swimming pool and a health club. The hotel's interior décor features a collection of historic European art and antique furniture. In the future, the hotel plans to begin development of a conference center on a nearby owned lot, for which it has planning permission, catering to small and medium sized business meetings.

        Keswick Hall—48 keys—is located in the rolling countryside of central Virginia, near Charlottesville. Originally a private home dating from 1912, it is popular for weekend breaks and business meetings because of the surrounding area and the adjacent Keswick Club which features several tennis courts, an Olympic-sized swimming pool, an Arnold Palmer golf course and vacant land for residential development. OEH operated the golf course under lease until 2002 when it exercised a purchase option. Zoning permits have also been issued to allow building up to 75 new keys. Including the golf course and development land, the total site occupies 600 acres.

        The Inn at Perry Cabin—81 keys—was built in 1812 as a country inn and is located in St. Michaels, Maryland on the eastern shore of Chesapeake Bay. Set on 25 shoreside acres that include a health club, an indoor swimming pool, a new outdoor pool, and boating and fishing on the Bay, it is an attractive vacation spot, particularly for the Washington, D.C. market. Like Keswick Hall, the Inn at Perry Cabin has extensive grounds for expansion. A major renovation of the hotel took place in 2002 with the addition of 40 keys and a conference facility.

  Caribbean

        La Samanna—81 keys—is located on the island of St. Martin in the French West Indies. Built in 1973, the hotel has two restaurants and comprises several buildings on ten acres of land along a 4,000-foot beach. Amenities include a freshwater swimming pool, tennis courts, fitness and conference centers, boating and ocean water sports. The hotel recently expanded its spa facilities, and owns an adjacent 45 acres of land available for future development, starting with 40 additional keys for which planning permission has been obtained. The hotel is open most of the year, seasonally closing during the autumn months. The hotel has also been closed for short periods in the past due to hurricane damage and is insured for this risk.

  Mexico

        In March 2002, OEH acquired a 75% interest in Maroma Resort and Spa—58 keys—on Mexico's Caribbean coast 25 miles south of Cancun's international airport. OEH manages the hotel with continuing support from the previous owner, who retains a 25% interest as to which OEH has a right of first refusal to acquire in certain circumstances. The resort opened in 1995 and has 25 acres of land, including some for future expansion, along a 750-foot beach with the Cozumel barrier reef offshore where guests may fish, snorkel and scuba-dive. Important Mayan archaeological sites are also nearby. Rooms are arranged in low-rise villas and there are extensive spa facilities. Cancun airport provides excellent international flight connections to the hotel. OEH plans room refurbishments in 2003 and the addition of up to ten new keys thereafter.

Owned Hotels—Rest of the World

  South America

        Built in the 1920s on a three-acre site facing Copacabana Beach near the central business district of Rio de Janeiro, Brazil, the Copacabana Palace Hotel—225 keys—is one of the most famous in South America and features two gourmet restaurants, several spacious function and meeting rooms including a 500-seat theater, a large swimming pool, health club and a roof-top tennis court and pool. Future expansion is planned subject to obtaining government planning permission. In 2002, a number of the larger rooms in the main block of the hotel were completely refurbished.

        The Miraflores Park Plaza—81 keys—in an exclusive residential district of Lima, Peru surrounded by parkland and looking out at the Pacific Ocean, yet near the commercial and cultural center of the city. Opened in 1997, the hotel has a business center for guests, a large ballroom, outdoor pool, and health and beauty facilities, and occupies about one acre of land. OEH has planning permission to build a new restaurant and add keys.

  Southern Africa

        The Mount Nelson Hotel—226 keys—in Cape Town, South Africa is an historic property opened in 1899 with beautiful gardens and pools and has long enjoyed a reputation as one of the foremost hotels on the African continent. It stands just below Table Mountain and is within walking distance of the main business, civic and cultural center of the city. The hotel has a ballroom, two swimming pools, tennis courts and a fitness center, all situated on ten acres of grounds and gardens. Expansion is planned starting with the incorporation into the hotel of owned adjoining residential properties.

        The Westcliff Hotel—119 keys—in Johannesburg, South Africa is the only garden hotel in the city, situated on six hillside acres with views over the zoo and park. Its resort amenities include two swimming pools, a tennis court and health club, and the hotel attracts business guests because of its proximity to the city center. It opened in 1998. Part of the site is available for future development including a banquet and conference center started in 2002 for opening later in 2003.

        Orient-Express Safaris—39 keys total—consists of three separate game-viewing lodges in Botswana called Khwai River Lodge, Eagle Island Camp and Savute Elephant Camp. Established in 1971, OEH leases the lodge sites in the Okavango River delta and nearby game reserves, where some of the best wildlife in Africa can be observed from open safari vehicles or boats. Each camp has 12 to 15 twin-bedded deluxe tents, and guests travel between the camps by light aircraft. Boating, fishing, hiking and swimming are offered at the various sites.

  Australia

        The Observatory Hotel—96 keys—is in Sydney within walking distance of the central business district of the city. OEH managed the hotel for many years before acquiring it in March 2000, and the contract had provisions which helped it acquire the property at an attractive price. This hotel opened in 1993 and has two restaurant and lounge areas, extensive meeting and banquet rooms, a health club with indoor swimming pool, a tennis court and a large parking garage on a site of about one acre.

        The Lilianfels Hotel—85 keys—is in the Blue Mountains National Park west of Sydney. It is named after the original estate house, dating from 1890, where the hotel's gourmet restaurant is located. The main hotel, built in 1992, has a second restaurant and conference facilities. The resort's four acres of grounds encompass an indoor swimming pool, health club and spa, tennis court and extensive gardens with views over the Blue Mountains. There is expansion land at this property including adjoining plots acquired in 2001. The hotel is currently undergoing a complete refurbishment.

  French Polynesia

        The Bora Bora Lagoon Resort—80 keys—opened in 1993 and has bungalows situated over the lagoon water plus additional beach and garden bungalows, all built in traditional Tahitian style on a 12-acre site. Guests dine in two restaurants and enjoy extensive water sports and tennis. A major renovation program at this property was completed in 2002, and future plans include a new swimming pool, spa and conference facility.

Hotel Management Interests

        The Charleston Place—442 keys—is located in the heart of historic Charleston, South Carolina, a popular destination for tourists, groups and business meetings. Opened in 1986, the hotel has two restaurants, extensive banqueting and conference space including a grand ballroom, a health club with spa and swimming pool and roof-top tennis court, and a shopping arcade of 27 retail outlets leased to third parties. The hotel also owns the adjacent historic Riviera Theater remodelled as an additional conference facility and three retail shops. OEH has a 19.9% ownership interest in the hotel, manages the property under a long-term contract, and receives interest on partnership loans which it assumed in the original transaction and other loans made since then.

        OEH has a 50/50 joint venture with local investors in Peru, one of the most interesting and promising tourist locations in South America. Under exclusive management of OEH, this joint venture operates the following two hotels under 20-year renewable leases which commenced in 1995.

        The Monasterio Hotel—127 keys—is located in the ancient Inca capital of Cusco, the most important tourist destination in Peru. OEH has embarked on a program to upgrade and expand the property substantially including a long-term lease on the adjoining Nazarenas convent for future development, a total site of about three acres. The hotel was originally built as a Spanish monastery in the 16th century and was converted to hotel use in 1995. The deluxe guest rooms and suites and two restaurants are arranged around open-air cloisters. Because of Cusco's high altitude, special oxygenation has been added to the ventilation system of some of the refurbished rooms.

        The Machu Picchu Sanctuary Lodge—31 keys—is the only hotel in the vicinity of the famous mountaintop Inca ruins. OEH has refurbished all of the rooms to a high standard. The joint venture also has a lease on a seven-acre site by the river at the foot of the ruins, close to the town where tourists arrive by train, which OEH plans to develop as a larger hotel, but it is unlikely that this will be open for several years given the time required for permits, design and construction.

Restaurants

        OEH owns '21' Club, the famous landmark restaurant in New York City. Originally a speakeasy in the 1920s, this restaurant is open to the public, occupies three brownstone buildings in midtown Manhattan and features gourmet American cuisine. It serves à la carte meals in the bar restaurant and also has a number of banqueting rooms used for functions. It was during Prohibition that the famous secret wine cellar at '21' was built, with its two-ton door operated by placing an 18-inch wire into a tiny key hole in a certain brick. During 2002, OEH opened a second room for à la carte dining in one of the banquet rooms.

        OEH has a 49% interest in Harry's Bar, a private dining club in the Mayfair area of London. The majority partner manages the restaurant with assistance from OEH's Italian hotels. Its menu features gourmet Italian cuisine. OEH has a right of first refusal to acquire the remaining interest in this property under certain conditions.

        OEH has bought the contents and name of the renowned La Cabaña steak house in Buenos Aires dating from the 1920s and a suitable site in the La Recoleta area of the city to re-establish the restaurant. Construction is underway for planned opening in late 2003.

        The purchase of two hotels in Spain and England in February 2002, as noted under "Owned Hotels—Europe" above, included the acquisition of a 50% interest in a group of four restaurants each called Le Petit Blanc in Oxford, Cheltenham, Birmingham and Manchester, England. Developed by Raymond Blanc, the chef at Le Manoir aux Quat' Saisons who is the other 50% owner, they offer French cuisine reasonably priced in contemporary brasserie settings. The four sites are leased.

Tourist Trains and Cruises

        OEH's principal European tourist trains, called the Venice Simplon-Orient-Express, operate in two parts in a regularly scheduled overnight service between London and Venice and on short excursions in southern England. OEH owns 30 railway cars originally used on the historic "Orient-Express" and other famous European trains. All have been refurbished in original 1920s/1930s décor and meet modern safety standards. The services offered are a continuation of, and are marketed as, the Orient- Express trains of pre-World War II years. One train is based in Great Britain composed entirely of Pullman cars with a capacity for up to 250 passengers. The other on the Continent is made up of Compagnie Internationale des Wagons-Lits et du Tourisme sleeping cars and day coaches with capacity for up to 180 passengers. They operate once or twice weekly principally between London and Venice from March to November each year via Paris, Zurich and Innsbruck on a scenic route through the Alps. Passengers travel under the English Channel by bus on the Eurotunnel shuttle train. Occasional trips are also made from time to time to Rome, Prague and Istanbul and other European destinations.

        The British Pullman cars of Venice Simplon-Orient-Express operate all year, originating out of London on short excursions to places of historic or scenic interest in southern England, including some overnight trips when passengers stay at local hotels. Both the British and Continental trains are available for private charter.

        The Northern Belle tourist train offers day trips and charter service in the north of Britain. It builds on the success of OEH's British Pullman business, which focuses on the south of England around London. This train consists of six dining cars elegantly decorated to be reminiscent of old British "Belle" trains of the 1930s, plus related service cars, and can carry up to 250 passengers. Full course gourmet meals are served on board and passengers stay in local hotels on overnight itineraries.

        PeruRail is a 50/50 joint venture between OEH and Peruvian partners formed to operate a large part of the state-owned Peruvian railways under a 30-year franchise acquired in 1999 with a possible extension for a further 30 years. The joint venture pays the Peruvian government a fee related to traffic levels which can be offset until 2009 against investment in track improvements. The 70-mile Cusco-Machu Picchu line carries mainly tourists visiting the famous Inca ruins, the principal means of access because there is no convenient road. A second rail line runs from Cusco to Matarani on the Pacific Ocean via Puno on Lake Titicaca and Arequipa and principally serves freight traffic at present. The Cusco-Machu Picchu line connects two of OEH's Peruvian hotels allowing creation of inclusive packages. OEH operates a deluxe daytime tourist train service on the Cusco-Puno route through the High Andes mountains using refurbished PeruRail passenger cars, and a 1920s steamer included in the franchise on day excursions for tourists on Lake Titicaca. In 2003, OEH plans to begin a deluxe tourist train service on the Cusco-Machu Picchu route using carriages acquired in Singapore.

        OEH's other luxury trains are the Eastern & Oriental Express in Southeast Asia, and the Great South Pacific Express in eastern Australia. Both are operated under exclusive management contracts with OEH having a 25% shareholding in the Eastern & Oriental Express owning company and a 10% shareholding in the Great South Pacific Express operating company.

        The Eastern & Oriental Express makes one round trip each week between Singapore, Kuala Lumpur and Bangkok. The journey lasts about 48 hours each way and includes two nights on board and side trips to Penang in Malaysia and the River Kwai in Thailand. Some overnight trips are also made from Bangkok to Chiang Mai in northern Thailand. Originally built in 1970, the 24 cars were substantially rebuilt to an elegant oriental style of décor and fitted with modern facilities such as air-conditioning and private bathrooms. The train is made up of sleeping cars with three types of berths, three restaurant cars, a bar car and an open air observation car and can carry 125 passengers. The Eastern & Oriental Express is available for charter by private groups.

        The Great South Pacific Express comprises 21 sleeping, restaurant, bar and observation cars decorated in a late 19th century style with capacity for 100 passengers. These are owned by Queensland Rail and leased to the operating company. The train is fully air-conditioned and the three types of passenger compartments are well appointed with private bathrooms. Regularly scheduled one or two night itineraries originating out of Brisbane operate north to Cairns in Queensland and south to Sydney in New South Wales. The northern route includes stopovers for passengers to visit the Great Barrier Reef and the Kurunda rainforest. The southern route includes stopovers in the Hunter Valley wine region and the Blue Mountains in New South Wales and a visit to Canberra, Australia's capital city. Day trips are also operated out of Brisbane and Sydney.

        On March 27, 2003 OEH and Queensland Rail announced the suspension on June 8, 2003 of operation of the Great South Pacific Express because of the decline in long-haul tourist numbers travelling to Australia from abroad due to the current uncertain international political and economic conditions.

        OEH owns and operates a deluxe river cruiseship on the Irrawaddy River in central Burma, or Myanmar, called the Road to Mandalay. The ship was a Rhine River cruiser built in 1964 which OEH bought and refurbished. It features 66 air-conditioned cabins with private bathrooms, spacious restaurants and lounge areas and a canopied sun deck with swimming pool. The ship travels between Mandalay and Pagan up to eight times each month and carries 126 passengers who enjoy sightseeing along the river and guided shore excursions to places of historic interest. Five to eight night itineraries are offered including airfare to and from the ship and hotel accommodation in Rangoon. OEH also operates occasional cruises to different destinations, such as to Bhamo in the north of the country close to the China border. The ship does not operate in midsummer due to the heat and occasionally when the water level of the Irrawaddy River falls below normal levels due to lack of rainfall.

Management Strategies

        As the foregoing discussion indicates, OEH has a mix of hotel and other deluxe travel products that are geographically diverse and appeal to the high-end leisure market, reflecting an important management strategy. As a result, about two-thirds of annual revenue derives from leisure customers while corporate/ business travel accounts for the rest.

        OEH benefits from trends and developments favorably impacting the world hotel, travel and leisure markets, including strong demand growth trends in the luxury hotel market in many parts of the world, increased travel and leisure spending by consumers, favorable demographic trends in relevant age and income brackets of U.S. and European populations, and increased online travel bookings. These trends suffered a setback in 2001 and 2002 due to a slowing world economy and the shock of terrorist attacks and the threat of an Iraqi war. Management believes that the public's confidence in world travel will return and demand for luxury hotel and tourist products will resume.

        For the future, OEH plans to grow its business by increasing REVPAR and earnings at its established properties and newer acquisitions, by expanding existing hotel and restaurant properties where land or space is already available, by increasing the utilization of its tourist trains and cruiseship to add trips, and by acquiring additional distinctive luxury properties throughout the world. Factors in OEH's evaluation of potential acquisitions include the uniqueness of the property, attractions for guests in the vicinity, acceptability of initial investment returns, visible upside potential such as by pricing, expansion or improved marketing, limitations on nearby competition, and convenient access.

        OEH management plans to continue both owning and operating most of its properties. Ownership encourages OEH to develop the distinctive character of its properties and allows it to benefit from all of the current cash flow and future capital gains should it sell a property. Self-management has enabled OEH to capture the economic benefits otherwise shared with a third- party manager, to control the operations, quality and expansion of the hotels, and to use its experience with price changes, expansions and renovations to improve cash flow and enhance asset values.

        Many of OEH's individual properties, such as the Hotel Cipriani and '21' Club, have distinctive local brand identities. OEH links these together under its umbrella "Orient-Express Hotels" name which originated with the legendary luxury European train in the late 19th and early 20th centuries and which is recognizable worldwide and synonymous with sophisticated travel and refined elegance.

Marketing, Sales and Public Relations

        OEH's sales and marketing function is based upon direct and internet sales, cross-selling to existing customers and public relations. OEH has a global sales force of over 150 persons in 40 locations. Hotel marketing is coordinated through OEH's regional sales offices mainly in New York and London while the tourist trains and cruiseship are marketed through sales and reservations offices in Providence (Rhode Island), London, Paris, Cologne, Tokyo, Singapore, Brisbane and Cusco. OEH also has local sales representatives at many of the hotels. The responsibilities of OEH's sales staff include promoting special events, working with group and corporate account representatives and planning direct mail efforts.

        Because repeat customers appreciate the consistent quality of OEH's hotels, trains and restaurants, an important aspect of its strategy is to promote other OEH properties through various cross-selling efforts. These include direct mail to existing customers, in-house brochures and promotions, discounts on travel by frequent guests, and OEH's in-house "Orient-Express Magazine". OEH also sells luxury souvenir goods branded with the names of its travel products.

        Another key aspect of OEH's marketing strategy is a focus on public relations, which it believes is a highly cost-effective marketing tool for luxury properties. Because of the unique nature of the OEH properties, guests are more likely to hear about OEH's hotels and tours through word-of-mouth or magazine or newspaper articles rather than direct advertising. OEH has two in-house public relations offices in London and New York and representatives in 12 countries worldwide, including contracts with third-party public relations firms, to promote its properties through travel magazines, newspapers and other media. During 2002, OEH hosted over 1,100 journalists at its various properties about which over 5,000 articles were written by publications and broadcast media, many with substantial local, regional or international circulations.

        OEH also belongs to a number of international organizations to promote its properties in conjunction with other non-branded, luxury operators, through such groups as "The Leading Hotels of the World" and "Preferred Hotels and Resorts Worldwide".

Internet Initiatives

        Management is developing internet usage to enhance marketing exposure, increase distribution and reduce sales and marketing expenses. Through OEH's website (www.orient-express.com), with its prize-winning design, OEH offers direct booking services to customers. The internet also lowers transaction costs on reservations by saving travel agent commissions and tour operator discounts.

        OEH is also developing an "Orient-Express Travel Club" within its website that offers discounted rates to frequent guests, and plans to extend the Club to the frequent guests of other travel companies whose products are comparable to OEH but who do not compete directly. This will allow OEH to reward its frequent guests, sell excess room capacity and establish a growing on-line community.

Industry Awards

        OEH has gained a worldwide reputation for quality and service in the luxury segment of the leisure and business travel market. Over the years, OEH's properties have won numerous national and international awards given by trade or consumer publications such as Conde Nast Traveller, Gourmet, Travel & Leisure and Tatler and private subscription newsletters such as Andrew Harper's Hideaway Report, or industry bodies such as the American Automobile Association. They are based on opinion polls of their readers or the professional opinion of journalists or panels of experts. The awards are believed to influence consumer choice and are therefore highly prized.

Competition

        OEH may compete for hotel and restaurant acquisition opportunities with others who may have substantially greater financial resources. This competition may have the effect of increasing OEH's acquisition costs, reducing the number of suitable investment opportunities offered to OEH and increasing the bargaining power of property owners seeking to sell or to enter into management agreements.

        Competition for guests in the hospitality industry is based generally on the convenience of location, the quality of the property, pricing, range and quality of food services and amenities offered, types of cuisine, and name recognition. Demographic, geographic or other changes in one or more of OEH's markets could impact the convenience or desirability of the sites of OEH's hotels and restaurants, and so could adversely affect their profitability. Also, new or existing competitors could significantly lower prices or offer greater conveniences, services or amenities or significantly expand, improve or introduce new facilities in markets in which OEH's hotels and restaurants compete.

        OEH's strategy is to acquire only hotels which have special locations and distinctive character. Many are in areas with unique local history or high entry barriers because of zoning restrictions. OEH builds its competitive advantage further by offering high quality service and cuisine, often with a local flavor. Typically, therefore, OEH competes by providing a special combination of location, character, cuisine and service rather than relying on price competition.

        OEH's luxury trains have no direct competitors. Other trains exist on similar routes, but management believes OEH's trains and onboard service are so unique that guests consider OEH's trains more as a luxury experience and an end in themselves rather than as a means of transport.

Employees

        OEH currently employs about 5,100 persons, about 2,100 of whom are represented by labor unions. Approximately 4,300 persons are employed in the hotels and restaurants, 675 are employed in the trains and cruises business, and the balance are engaged in central administration and sales.

        Management believes that OEH's ongoing labor relations are satisfactory but these could deteriorate due to disputes over wage or benefit levels, working conditions or OEH's response to changes in government regulation of workers and the workplace. OEH's operations rely heavily on employees providing high-quality personal service, and any labor shortage or stoppage caused by poor relations with employees could adversely affect OEH's ability to provide those services.

Government Regulation

        OEH and its properties are subject to numerous laws and government regulations such as those relating to food and beverage preparation and sale, liquor service, health and safety of premises, employee relations, the environment and handling of hazardous substances. Management believes that OEH is in compliance in all material respects with relevant laws and regulations with respect to its business. Changes in these and in government tax rates or regimes, however, may adversely affect the results of OEH's various properties.

        The expansion of existing properties may be dependent upon obtaining necessary planning/building permits or zoning variances from local authorities. The failure or delay to obtain these could adversely affect OEH's strategy of increasing revenues and net income through expansion of existing properties.

Certain Trading Factors

        OEH's business prospects, financial condition, results of operations or cash flow could be adversely affected by the following trading factors as well as others described in this report.

        OEH's operations are subject to factors generally encountered in the hospitality industry, such as cyclical economic downturns arising from changes in general and local economic conditions, changes in popular travel patterns, failure to realize reservations as actual revenue, dependence by certain properties on vulnerable geographic market segments, inability to sustain price increases or to reduce costs, periodic local oversupply of guest accommodation which may adversely affect actual occupancy and ADR, and regional and local political and other conditions affecting market demand, including recessions, energy and water shortages, epidemics, civil disorder, crime and terrorism. Another factor is seasonality in that many of OEH's hotels and tourist trains are located in the northern hemisphere where they operate at low revenue or close during the winter months. The effect of these factors varies among the hotels and other properties because of their geographic diversity.

        In particular, as a result of terrorist attacks on September 11, 2001, the continuing threat of terrorism and the war with Iraq, international, regional and even domestic travel has been disrupted. Demand for most of OEH's properties has slowed or even declined since the September 11 attacks, and the effects of the disruption may continue to be felt, for example, because of reluctance of leisure travellers to go abroad or through a shortening of booking lead-times by guests, travel agents and tour operators.

        Local weather conditions such as storms and hurricanes, destructive forces like fire or flooding and, in the case of OEH's tourist trains, disruption of the railway networks on which they operate may adversely affect operations and revenue at individual OEH properties. OEH carries property and loss of earnings insurance in amounts management deems adequate, but damages may exceed the insurance limits or be outside the scope of coverage.

        Management intends to increase revenues and net income through acquisitions of new properties and expansion of existing ones. Pursuit of these opportunities depends on OEH's ability to identify suitable properties, to negotiate purchases or construction on satisfactory terms, to obtain the necessary financing and governmental permits, to build on schedule and with minimum disruption to guests, and to integrate new properties into OEH's operations. Also, the acquisition of properties in new geographic locations may present operating and marketing challenges that are different from those currently encountered in existing locations. OEH may develop new properties in the future which are subject to such adverse factors as market or site deterioration after acquisition, inclement weather, construction delays, labor or materials shortages, work stoppages and the continued availability of construction and permanent financing.

        The acquisition and expansion of leisure properties, as well as the ongoing renovations, refurbishments and improvements required to maintain or upgrade existing properties, are capital intensive. The availability of future borrowings and access to the capital markets for equity financing to fund these acquisitions and expansions depends on prevailing market conditions and the acceptability of financing terms offered to OEH. There can be no assurance that future borrowings or equity financing will be available to OEH, or available on acceptable terms, in an amount sufficient to fund OEH's needs. Future equity financings may be dilutive to existing holders of OEH shares, and future debt financings may involve restrictive covenants limiting OEH's flexibility to operate its business.

        Currency fluctuations may materially affect OEH's financial statements and operating margins because of the geographic diversity of its operations linked to foreign currencies. OEH financial statements are presented in U.S. dollars and can be impacted by foreign exchange fluctuations through both (i) translation risk, which is the risk that the financial statements for a particular period or as of a certain date depend on the prevailing exchange rates of the various currencies against the U.S. dollar, and (ii) transaction risk, which is the risk that the currency of OEH's costs and liabilities fluctuates in relation to the currency of its revenue and assets, which fluctuation may adversely affect operating margins. With respect to translation risk, even though the fluctuations of currencies against the U.S. dollar can be substantial and therefore significantly impact comparisons with prior periods, the translation impact is a reporting consideration and does not affect the underlying results of operations, as transaction risk does. OEH tries to match foreign currency revenues and costs and assets and liabilities to provide a natural hedge against translation risks although this is not a perfect hedge. With respect to transaction risk, OEH may try to mitigate its exposure by entering into forward foreign exchange contracts from time to time. See Item 7A—Quantitative and Qualitative Disclosures about Market Risk below.

        OEH may incur a significant amount of debt from time to time which could require OEH to dedicate much of its cash flow from operations to payments on indebtedness, thus reducing the availability of cash flow to fund working capital, capital expenditures, product and service development and other general corporate purposes, limiting OEH's ability to obtain additional financing, increasing OEH's vulnerability to adverse economic and industry conditions and the seasonality of some OEH properties, or limiting OEH's flexibility in planning for, or reacting to, changes in its business. Also, since most of OEH's long-term debt accrues interest at rates that fluctuate with prevailing interest rates, any increases in prevailing interest rates may increase interest payment obligations. From time to time OEH enters into hedging transactions in order to manage its floating interest rate exposure. See Item 7A—Quantitative and Qualitative Disclosures about Market Risk below.

OEH's Relationship with Sea Containers Ltd.

        Sea Containers Ltd. ("SCL"), a Bermuda company with shares listed on the New York Stock Exchange, currently owns about 47% of the Company's Class A and B common shares (excluding the Class B shares owned by a Company subsidiary referred to below) and having about 16% of the combined voting power of all outstanding Class A and B common shares of the Company. SCL engages in three main businesses, namely (i) service-oriented ferry and rail transport operations primarily in and around Britain and Scandinavia, (ii) worldwide marine cargo container leasing primarily through its GE SeaCo joint venture with General Electric Capital Corporation and (iii) hotel and leisure operations through OEH. Until the initial public offering of the Company's Class A shares in August 2000, it was a wholly-owned subsidiary of SCL.

        At the time of the initial public offering, OEH and SCL entered into agreements providing for the separation of their business operations, for various ongoing relationships between the companies such as shared services and offices, tax matters, noncompetition and indemnity, and relating to the shares of the Company and SCL to be owned by their respective subsidiaries. See Item 13—Certain Relationships and Related Transactions below. Under the last agreement, a Share Owning Subsidiaries Restructuring Agreement dated as of July 21, 2000 (as amended and restated June 6, 2001, the "SOS Restructuring Agreement"), Orient-Express Holdings 1 Ltd., a wholly-owned subsidiary of the Company, exercised an option on July 22, 2002 to acquire from SCL 18,044,478 Class B common shares of the Company for an aggregate purchase price of $180,445. These shares represent about 77% of the voting power of the outstanding Class A and B shares of the Company for most matters submitted to a vote of its shareholders. The primary purpose of the SOS Restructuring Agreement was to replicate in the Company the share owning subsidiary ownership structure that SCL has. See Item 12—Security Ownership of Certain Beneficial Owners and Management below.

        Following the initial public offering of the Company's shares in August 2000, SCL intended to distribute to its shareholders a substantial number of the Class A and B common shares of the Company that SCL owned if it completed planned public sales of some of those shares of the Company and satisfied other conditions. From August 2001 until early November 2002, SCL sold about 1,900,000 Class A shares of the Company in open market sale transactions pursuant to an SEC-registered public secondary offering by SCL of up to 5,000,000 existing Class A shares.

        On November 13, 2002, SCL announced that it no longer planned to proceed with the previously proposed spinoff to its shareholders of the common shares of the Company, and that SCL planned to sell additional amounts of the Company's common shares to reduce SCL's equity interest in OEH to slightly less than 50% in order to deconsolidate OEH from SCL's balance sheet and to sell more of the Company's common shares when market conditions improve. On November 14, 2002, SCL sold 3,100,000 Class A common shares of the Company in an underwritten public offering.

        As a result of the option exercise under the SOS Restructuring Agreement and the sale of an aggregate of 5,000,000 shares of the Company, SCL currently owns less than a majority of the equity shares in the Company (disregarding the Company shares owned by its subsidiary) and holds less than majority voting power for most matters submitted to a vote of Company shareholders. Accordingly, SCL no longer has power to elect the Company's Board of Directors or otherwise to control OEH's business direction and policies. Of the seven directors on the Company's Board, only three are also directors or officers of SCL. From November 14, 2002, therefore, OEH ceased to be a consolidated subsidiary of SCL and will be accounted for in SCL's financial statements after that date using the equity method of accounting.

        While OEH has guaranteed no debt of SCL, four OEH loan agreements predating the Company's initial public offering in August 2000 in an aggregate principal amount of $110,854,000 at December 31, 2002 were guaranteed by SCL. Two of these, in an aggregate principal amount of $35,186,000, also contained cross-default provisions to debt of SCL which could result in a default under those OEH agreements. See Note 6(a) to the Financial Statements below. Any default under loan agreements of OEH triggered by a default under SCL's debt instruments could also result in cross-defaults to other loan agreements of OEH. OEH is amending these loan agreements or refinancing them in order to remove these guarantees and cross-default provisions. At March 28, 2003, only two agreements aggregating $90,759,000 were still guaranteed by SCL, and only one of those contained cross-default provisions ($18,041,000).

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ORIENT-EXPRESS HOTELS LTD. Item 1—Business from 2002 Form 10-K Report (File 1-16017)